

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

October 13, 2016

<u>Via E-mail</u>
Paul J. Kane
Chief Financial Officer
Omega Flex, Inc.
451 Creamery Way
Exton, Pennsylvania 19341

> **Re: Omega Flex, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 4, 2016**
> **File No. 0-51372**

Dear Mr. Kane:

 We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Sincerely,

 /s/ Terence O'Brien

 Terence O'Brien
 Accounting Branch Chief

 Office of Manufacturing and
 Construction